

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

November 22, 2020

To: Board of Directors, PETROFUNDERS INC.

Re: 2019(inception) Financial Statement Review

We have reviewed the accompanying financial statements of PETROFUNDERS INC. (the "Company"), which comprise the balance sheet as of December 31, 2019, and the related statements of income, owners' equity/deficit and cash flows for the inception period of September 5, 2019 (inception) through December 31, 2019, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate there is substantial doubt as to whether the Company may continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO


PETROFUNDERS INC.
BALANCE SHEET
As of December 31, 2019
See accompanying Independent Accountant's Review Report
and Notes to these Financial Statements
-- UNAUDITED --


ASSETS

Current Assets:		
Cash and cash equivalents	$	0
Total Current Assets		0
TOTAL ASSETS	$	0

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:		
Current Liabilities:		
Advances, related party	$	493
Total Current Liabilities		493
Non-current Liabilities:		
None		0
TOTAL LIABILITIES		493
Shareholders' Equity:		
Common stock, 20,000,000 shares of $0.0001 par value authorized, 10,000,000 shares issued and outstanding as of December 31, 2019		1,000
Preferred stock, 3,000,000 shares of $0.0001 par value authorized, 0 shares issued and outstanding as of December 31, 2019		0
Retained earnings, net of distributions		(1,493)
Total Stockholder's Equity		(493)
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	0

PETROFUNDERS INC.
STATEMENT OF OPERATIONS
For the period of September 5, 2019 (inception) to December 31, 2019
See accompanying Independent Accountant's Review Report
and Notes to these Financial Statements
-- UNAUDITED --

Revenues	$ 0
Cost of revenues	0
Gross Profit (Loss)	0
Operating Expenses:	
General and administrative	1,493
Total Operating Expenses	1,493
Operating Income	(1,493)
Provision for Income Taxes	0
Net Income	$ (1,493)

PETROFUNDERS INC.
STATEMENT OF STOCKHOLDERS' EQUITY
For the period of September 5, 2019 (inception) to December 31, 2019
See accompanying Independent Accountant's Review Report and Notes to these Financial Statements

-- UNAUDITED --

	Common Stock		Preferred Stock		Accumulated Earnings/Deficit	Total Stockholders' Equity (Deficit)
	Shares	Value	Shares	Value		
As of September 5, 2019 (inception)	0	$ 0		$ 0	$ 0	$0
Share Issuances to founders	10,000,000	1,000				1,000
Net Income/(Loss)					(1,493)	(1,493)
Balance as of December 31, 2019	10,000,000	$ 1,000	0	$ 0	$ (1,493)	$ (493)


PETROFUNDERS INC.
STATEMENT OF CASH FLOWS
For the period of September 5, 2019 (inception) to December 31, 2019
See accompanying Independent Accountant's Review Report
and Notes to these Financial Statements
-- UNAUDITED --


Cash Flows from Operating Activities		
Net Income	$	(1,493)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
None		0
Net Cash Used in Operating Activities		(1,493)
Cash Flows from Investing Activities		
None		
Net Cash Used in Investing Activities		0
Cash Flows from Financing Activities		
Proceeds from the issuance of stock		1,000
Short-term advances from related parties		493
Net Cash Provided by Financing Activities		1,493
Net Change In Cash and Cash Equivalents		0
Cash and Cash Equivalents at Beginning of Period		0
Cash and Cash Equivalents at End of Period	$	0
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$	0
Cash paid for income taxes	$	0

PETROFUNDERS INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2019
See accompanying Independent Accountant's Review Report

NOTE 1 - NATURE OF OPERATIONS

PETROFUNDERS, INC. (which may be referred to as the "Company," "we," "us," or "our") was incorporated in Colorado on September 5, 2019. The Company is an oil and gas crowdfunding company providing people with the opportunity to invest in oil and gas opportunities not typically available to the general public. Such services will include raising funds through a financial technology online platform from accredited and non-accredited investors looking for investment opportunities in the oil and gas sector, as well as performing management functions of each of the offerings such as identification of properties for investment, distributions, and tax services.

Since Inception, the Company has relied on advances and funding from its current shareholders to fund its operations. As of December 31, 2019, the Company had little working capital and will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 6). During the next 12 months, the Company intends to fund its operations with funding from a securities offering campaign (see Note 8) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company has selected December 31 as the year end as the basis for its reporting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompany financial statements include valuation of provision for refunds and chargebacks, equity transactions, and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of currency held in the Company's checking account. As of December 31, 2019, the Company had $0 of cash on hand.

Receivables and Credit Policy
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's

remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2019, the Company did not have any outstanding accounts receivable.

Property and Equipment
Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets. As of December 31, 2019, the Company had recorded no fixed asset acquisitions and no depreciation.

Intangible Assets
The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2019, the Company had no fixed assets.

Capitalized Development Costs
Developed costs are capitalized at cost. Expenditures for renewals and improvements or continued development (including payroll) are capitalized. Once commercial feasibility is procured, the balance of capitalized development costs will be amortized over three years.

The Company reviews the carrying value of capitalized development costs for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. As of December 31, 2019, the Company had not incurred any capitalized development costs.

Deferred Offering Costs
The Company complies with the requirements of ASC 340-10. The Deferred Offering Costs of the Company consist solely of legal and other fees incurred in connection with the capital raising efforts of the Company. Under ASC 340-10, costs incurred are capitalized until the offering whereupon the offering costs are charged to members' equity or expensed depending on whether the offering is successful or not successful, respectively. As of December 31, 2019, the Company had not recorded any deferred offering costs as of December 31, 2019.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, cryptocurrency valuation and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized.

The Company is taxed as a C Corporation for federal and state income tax purposes. As the Company has recently been formed, no material tax provision exists as of the balance sheet date.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2019, the unrecognized tax benefits accrual was zero.

The Company is current with its foreign, US federal and state income tax filing obligations and is not currently under examination from any taxing authority.

Revenue Recognition
Starting with inception, the company adapted the provision of ASU 214-09 Revenue from Contracts with Customers ("ASC 606"). ASC 606 provides a five-step model for recognizing revenue from contracts:

- Identify the contract with the customer
- Identify the performance obligations within the contract
- Determine the transaction price
- Allocate the transaction price to the performance obligations
- Recognize revenue when (or as) the performance obligations are satisfied

While the company has not yet earned any revenue, the Company intends to earn revenue through the services offered through its financial technology platform to oil and gas issuers.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In August 2016, FASB issued ASU No. 2016-15, "Statement of Cash Flows (Topic 230)." ASU 2016-15 provides classification guidance for certain cash receipts and cash payments including payment of debt extinguishment costs, settlement of zero-coupon debt instruments, insurance claim payments and distributions from equity method investees. The standard is effective on January 1, 2018, with early adoption permitted. The Company is currently in the process of evaluating the impact the adoption will have on its financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – INCOME TAX PROVISION

The Company has filed its corporate income tax return for the period ended December 31, 2019. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it was filed.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Legal Matters
Company is not currently involved with and does not know of any pending or threatening litigation against the Company or founders.

Lease Arrangement
The Company has not entered any lease agreements as of the balance sheet date.

NOTE 5 – COMMON AND PREFERRED EQUITY

The Company is authorized to issue two classes of stock to be designated, respectively, common stock and preferred stock. The total number of shares of all classes of stock which the Company has authority to issue is (a) 20,000,000 shares of common stock, $0.0001 par value per share and (b) 3,000,000 shares of preferred stock, $0.0001 par value per share. As of December 31, 2019, there were 10,000,00 shares of common stock issued and outstanding and zero shares of preferred stock issued and outstanding.

NOTE 6 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2019 and has limited operating history. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Note 8) and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 7 – RELATED PARTY TRANSACTIONS

Related Party Transactions
The Company has received advances of funds totaling $493 from its shareholder to cover the costs of starting up the Company. This amount has no fixed maturity date nor does it bear interest.

As those would be agreements between related parties, there is no guarantee that these rates or costs would be commensurate with an arm's-length arrangement.

NOTE 8 – SUBSEQUENT EVENTS

Securities Offering
The Company is intending to offer common equity in a securities offering planned to be exempt from SEC registration under Regulation CF. The Company intends to offer up to the maximum amount allowed under Reguluation CF. The Company has engaged with various advisors and other professionals to facilitate the offering who are being paid customary fees and equity interests for their work.

Management's Evaluation
Management has evaluated subsequent events through November 22, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.